Filed Pursuant to Rule 433

Registration No.: 333-208553

October 14, 2016

Pricing Term Sheet

FINAL PRICING TERMS OF THE REPUBLIC OF TURKEY USD 1,500,000,000

4.875% NOTES DUE OCTOBER 9, 2026 (RE-OPENING)

ISSUER:	The Republic of Turkey

SECURITIES:	4.875% Notes due October 9, 2026 (re-opening of existing notes issued on March 9, 2016)

PRICING DATE:	October 14, 2016

SETTLEMENT DATE:	October 20, 2016 (T+4)

ISSUE FORMAT:	Global (SEC-Registered)

EXPECTED RATINGS OF THE NOTES*:	Ba1 (Moody’s) / BBB- (Fitch)

OUTSTANDING ISSUE SIZE BEFORE RE-OPENING:	USD 1,500,000,000

RE-OPENING AMOUNT OFFERED:	USD 1,500,000,000

OUTSTANDING ISSUE SIZE AFTER RE-OPENING:	USD 3,000,000,000

PRICE TO PUBLIC:	100.982% (plus accrued interest of USD 1.4896 per USD 1,000 principal amount)

TOTAL FEES:	USD 1,125,000 (0.075%)

NET PROCEEDS TO ISSUER:	USD 1,513,605,000 plus accrued interest of USD 2,234,375 from and including October 9, 2016 to but excluding the Settlement Date

YIELD TO MATURITY:	4.750% per annum

COUPON:	4.875% per annum, payable semi-annually on a 30/360-day basis

MATURITY DATE:	October 9, 2026

SPREAD TO US TREASURY:	+298.8 bps

BENCHMARK US TREASURY:	1.500% US Treasury due August 15, 2026

BENCHMARK US TREASURY YIELD:	1.762%

DENOMINATIONS:	USD 200,000/USD 1,000

INTEREST PAYMENT DATES:	April 9 and October 9 in each year, beginning on April 9, 2017 (short first coupon)

CUSIP/ISIN/COMMON CODE:	900123 CK4 / US900123CK49 / 137752093

EXPECTED LISTING:	Luxembourg Stock Exchange, Regulated Market

LEAD-MANAGERS/BOOKRUNNERS:	Citigroup Global Markets Inc. HSBC Bank plc J.P. Morgan Securities plc

SETTLEMENT:	Expected October 20, 2016 through the book-entry facilities of The Depository Trust Company

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll-free Citigroup Global Markets Inc. at +1-800-831-9146, HSBC Bank plc at +1-866-811-8049, or J.P. Morgan Securities plc at +1-866-803-9204.

The preliminary prospectus supplement relating to the notes is available under the following link:

http://www.sec.gov/Archives/edgar/data/869687/000119312516738234/d241561d424b5.htm

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